

Abdulrawof Reda · 3rd

Chief Executive Officer

Saudi Arabia · Contact info

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Reda Group for Investment & Development

Experience

Chief Executive Officer

Reda Group for Investment & Development

Jan 2011 – Present · 10 yrs 8 mos

Makkah Governorate, Saudi Arabia